FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                              For November 19, 2002



                             AES DRAX ENERGY LIMITED

                                   18 Parkshot
                                    Richmond
                                 Surrey TW9 2RG
                                     England
                 ----------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                 Form 20-F X                          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes  __                              No  X


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                             AES DRAX ENERGY LIMITED


INDEX

Item
----
1.            Recent Developments






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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     AES DRAX ENERGY LIMITED


Date:  November 19, 2002                             By: /s/ John Turner
                                                         -----------------
                                                         Name: John Turner
                                                         Title:  Director





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                                                                         ITEM 1.
                                                                         -------

Recent Developments

Since November 12, 2002, the following events have occurred:

   o On November 14, 2002, TXU Europe Energy Trading Limited (TXU Energy) was required to pay AES Drax Power Limited (AES Drax Power)
        (pound)49,323,680 (including VAT) for power purchased in October 2002 (the "October Payment") under the Hedging Contract. TXU Energy failed to make such payment despite having provided certain assurances that payment would be made on time.

   o As disclosed on November 12, 2002, AES Drax Power had been and was continuing discussions with TXU Energy and TXU Europe Group plc (TXU Europe), the guarantor under the Hedging Contract, regarding settlement of a termination sum due under the Hedging Contract as well as amounts owing for power already consumed by TXU Energy for October and November 2002. AES Drax Power's willingness to continue these discussions was dependent on receiving the October Payment on time.

   o On Friday November 15, 2002, TXU Energy sought an order from the court to restrain AES Drax Power from presenting a petition to the court for its winding up. A hearing was scheduled to hear the merits for seeking such a restraining order. However, since an order for administration was made in respect of TXU Energy and TXU Europe on November 19, 2002, AES Drax Power and TXU Energy have agreed not to proceed with such hearing since no creditor may present a winding up petition against an English company which is in administration.

   o During the weekend of November 16 and 17, 2002, TXU Energy, TXU Europe and AES Drax Power continued their discussions regarding payment of a termination sum as well as payment for power consumed in October and November 2002. By the afternoon of Sunday November 17, 2002 a tentative agreement was reached pursuant to which TXU Energy would pay AES Drax Power an aggregate of (pound)290 million (plus VAT) as a termination sum and for power consumed in October and for November, with delivery of power through November 22, 2002 and then termination of the Hedging Contract.

   o This tentative agreement was rejected by the Board of Directors of TXU Energy in the early morning of November 18, 2002, with TXU Energy significantly reducing the amount it was prepared to pay by (pound)30 million, which offer was immediately rejected by AES Drax Power. Throughout the negotiations, TXU Energy was informed that if agreement could not be reached, AES Drax Power would consider exercising its right to terminate the Hedging Contract.

   o Although there were further discussions during the morning of November 18, 2002 and AES Drax Power made numerous attempts to obtain a written proposal from TXU Energy stipulating an amount it was prepared to pay as



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        a settlement sum and for power consumed in October and November 2002, no offer capable of acceptance by AES Drax Power was received and no agreement as to settlement was reached. AES Drax Power then delivered to TXU Energy a notice of termination of the Hedging Contract in accordance with the terms of the Hedging Contract. As previously disclosed, AES
        Drax Power had the right to terminate as of November 4, 2002, due to the failure by TXU Energy to post a required letter of credit.

          o The termination notice makes the following demands (but without prejudice to any other rights or remedies which AES Drax Power may have) of TXU Energy:

               o payment of Capacity Damages in the amount of(pound)266,482,876 plus VAT

               o payment of(pound)49,323,679.86 (including VAT) for power consumed in October 2002

               o payment of approximately(pound)35,117,729 (including VAT) for power consumed from November 1, 2002 to the termination time (4:00 p.m. (London time)) on November 18, 2002; and

               o withdrawal of all calls for power subsequent to the termination time to permit AES Drax Power to begin selling power in the market.

In addition to the notice of termination delivered to TXU Energy, AES Drax Power also delivered a demand for payment to TXU Europe, as guarantor under the Hedging Contract, for payment of all amounts then due under the Hedging Contract. In accordance with the terms of the guarantee, payment is required to be made within three business days of delivery of the demand for payment.

   o The termination of the Hedging Contract is an event which will become an event of default under the AES Drax Holdings Senior Bonds unless AES Drax Holdings can obtain a ratings affirmation from all three ratings agencies within 30 days of November 18, 2002. There is no assurance that AES Drax Holdings will be able to obtain the requisite ratings affirmation. In accordance with the AES Intercreditor Agreement, although an event of default under the Indenture for the Senior Bonds may occur on December 18, 2002, unless the Eurobonds (which were financed by a syndicate of banks (the "Senior Lenders") were to be accelerated, the Senior Bond holders will not be able to accelerate payment of the Senior Bonds until 90 days following the event of default.

   o Absent ratings affirmations, the termination of the Hedging Contract may be an immediate event of default under the Drax Energy High Yield Notes. Although the High Yield Noteholders may be able to accelerate payment of the Notes immediately, pursuant to intercreditor arrangements the high yield noteholders have no enforcements rights until 179 days following such acceleration.


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   o    AES Drax believes that there will be adequate cash flow to satisfy AES
        Drax Power's operational needs through December 31, 2002. In addition, the Debt Service Reserve Fund for payments on the Eurobonds and Senior Bonds is fully funded although it may be necessary to obtain certain waivers to permit such funds to be used to make interest and principal payments due on December 30, 2002.

   o AES Drax Holdings intends to seek certain waivers and consents from its Senior Lenders and the Senior Bond holders to permit AES Drax Power to access cash to facilitate its liquidity needs and permit payments at year-end.


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Forward Looking Statements

     Certain statements included in this report are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should," or "anticipates," or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors in this report and you should also review "Item 1. Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2001, ("2001 Annual Report") which is hereby incorporated by reference herein.

     You should also consider, among others, the following important factors:

  o  general economic and business conditions in the UK;

  o changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements ("NETA") that were implemented on March 27, 2001 on the market for electricity in the UK;

  o  power prices and resource availability and pricing;

  o  general industry trends;

  o  changes to the competitive environment;

  o changes in business strategy, development plans or vendor relationships, in the market for power in the UK and that our principal hedging arrangement relating to power sales has been terminated and we will now be operating as a fully merchant plant;

  o  availability, terms and development of capital;

  o  interest rate volatility;

  o changes in currency exchange rates, inflation rates and conditions in financial markets; and

  o  availability of qualified personnel.

     These forward-looking statements speak only as of the date of this report. We do not intend to publicly update or revise these forward-looking statements to reflect


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     events or circumstances after the date of this report, and we do not assume any responsibility to do so.




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